December 31, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. John Reynolds, Assistant Director

RE:	PepsiCo, Inc.
Amendment No. 1 to Schedule 13E-3 relating to PepsiAmericas, Inc. Filed December 8, 2009 File No. 005-59971 Amendment No. 1 to Form S-4 Filed December 8, 2009 File No. 333-162260

Dear Mr. Reynolds:

On behalf of PepsiCo, Inc. (“PepsiCo”), we hereby submit PepsiCo’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 22, 2009 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and Schedule 13E-3 filed in connection with the Agreement and Plan of Merger dated as of August 3, 2009, among PepsiCo, PepsiAmericas, Inc. (“PAS”) and Pepsi-Cola Metropolitan Bottling Company, Inc., under which each outstanding share of PAS common stock not held by PepsiCo or any of its subsidiaries, will be converted into the right to receive, at the holder’s election, either 0.5022 of a share of PepsiCo’s common stock or $28.50 in cash without interest, subject to certain proration procedures.

This letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes a related preliminary proxy statement / prospectus, are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with three courtesy copies of Amendment No. 2 marked to indicate changes from the version filed on December 8, 2009.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of PepsiCo. All references to page numbers in PepsiCo’s responses are to the pages in the marked version of Amendment No. 2.

Background of the Merger, page 26

1.	We note your response to comment 13 of our letter dated October 30, 2009. Please further explain the “changing dynamics of the North American liquid refreshment beverage business.”

Response:

In response to the Staff’s comment, the disclosure on page 28 of the proxy statement / prospectus has been revised.

Recommendation of PAS’ Transactions Committee and PAS’ Board of Directors as to Fairness of the Merger, page 43

2.	We note your response to comment 22 of our letter dated October 30, 2009 and we reissue the comment. Item 1014 of Regulation M-A requires that a statement as to whether the transaction is fair or unfair to unaffiliated security holders. The phrase “other than PepsiCo, Metro and the other Affiliates of PepsiCo” does not include all affiliates. Please revise the disclosure accordingly or advise.

Response:

In response to the Staff’s comment, the disclosure in the letter to stockholders and on pages 45, 48 and 50 of the proxy statement / prospectus has been revised.

3.	We reissue comment 20 from our letter dated October 30, 2009. Please ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party’s fairness determination. A list of the factors considered by the filing person, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate. For instance, you state that the transaction committee considered “the current and historical relative trading values of PAS common stock and PepsiCo common stock and the greater liquidity of shares of PepsiCo common stock compared to PAS common stock.” However, you do not explain how this factor contributed to the special committee or the board’s determination that the transaction is fair.

Response:

In response to the Staff’s comment, the disclosure on pages 45-51 of the proxy statement / prospectus has been revised.

4.	We note your response to comment 25 of our letter dated October 30, 2009. Please revise your disclosure in the relevant bullet point to indicate that, consistent with your response, the transactions committee considered the likelihood that the merger would be completed in a reasonable amount of time as a factor supporting its fairness conclusion.

Response:

In response to the Staff’s comment, the disclosure on page 48 of the proxy statement / prospectus has been revised.

5.	We reissue comment 26 of our letter dated October 30, 2009. Please explain why PAS’ transaction committee considered the existence of appraisal rights to be indicative of fairness. While the committee may have taken appraisal rights into consideration in determining to recommend the transaction to PAS security holders, appraisal rights merely provide a means for a security holder to challenge a purported fairness determination, and do not speak to the fairness of the transaction itself.

Response:

In response to the Staff’s comment, the prior disclosure has been deleted.

6.	We reissue comment 28 of our letter dated October 30, 2009. Please disclose whether PAS’ Transactions Committee and PAS’ Board of Directors considered as a negative factor the fact that two of your affiliates, Mr. Pohlad and PepsiCo, collectively own sufficient shares to approve the transaction, so that the vote of an unaffiliated shareholder against the transaction will have no effect. In this regard, we note your disclosure on page 97 that Mr. Pohlad intends to vote his shares in support of the merger and, as a member of the board of directors, recommends that PAS security holders do the same. Provide clear disclosure throughout the prospectus, including in the letter to shareholders, regarding how this may impact the vote.

Response:

In response to the Staff’s comment, disclosure has been added in the letter to stockholders and on pages 3, 24, 50 and 103 of the proxy statement / prospectus.

Opinion of PAS, Financial Advisor, page 56

7.	We note your response to comment 35 of our letter dated October 30, 2009. Please confirm that you have disclosed the PepsiCo and PBG Forecasts referred to on page 56 and in the final clause of the first sentence of your response.

Response:

In response to the Staff’s comment, the proxy statement / prospectus has been revised beginning on page 60.

Selected Transactions Analysis, page 58

8.	We note your response to comment 38 of our letter dated October 30, 2009 that Goldman Sachs reviewed more than 671 transactions and therefore the requested disclosure would be unduly burdensome. Please include a representative sampling of this group. In addition, explain how you established selection criteria that resulted in 671 transactions.

Response:

In response to the Staff’s comment, the disclosure on page 63 of the proxy statement / prospectus has been revised.

Selected Publicly Traded Companies Analysis, page 69

9.	We note your response to comment 45 of our letter dated October 30, 2009, and we reissue in part. Please revise to disclose the data underlying the results described in this section.

Response:

In response to the Staff’s comment, the disclosures on pages 75 and 76 of the proxy statement / prospectus have been revised. PepsiCo supplementally advises the Staff that it understands Centerview Partners and BofA Merrill Lynch did not review in their selected precedent transactions analysis acquisitions of private companies for which publicly disclosed information was not available. PepsiCo further supplementally advises the Staff that it is disclosed on page 77 that Centerview Partners and BofA Merrill Lynch arrived at the implied per share equity range on page 77 by applying the multiple to the LTM EBITDA of PAS ($688 million).

The Merger Agreement, page 102

10.	We note your revised introductory disclosure included in response to comment 52 of our prior letter. However, you have retained an unqualified statement that the merger agreement and the summary thereof are not intended to modify or supplement any factual disclosures in the proxy statement/prospectus or in the public reports of PepsiCo or PAS. As noted in our prior comment, please revise to remove the implication that the merger agreement and summary do not constitute public disclosure, by deleting the phrase “and are not intended to modify or supplement any factual disclosures about PepsiCo or PAS contained in this proxy statement/prospectus or in PepsiCo’s or PAS’ public reports filed with the SEC.”

Response:

In response to the Staff’s comment, the disclosure on page 108 of the proxy statement / prospectus has been revised.

Unaudited Pro Forma Condensed Combined Financial Information, page 122

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 4 -Estimated Purchase Price and Resulting Adjustment to Goodwill, page 131

11.	We note your response to our prior comment 55, but we were not able to verify the rate used in your revised sensitivity analysis (i.e. 32%) based on changes in your stock price since the announcement of your acquisitions of Pepsi Bottling Group and PepsiAmericas. Specifically, it appears that the price of your common stock has fluctuated between $64.23 in December 2009 and $56.18 in August 2009. Please provide us with a detailed discussion explaining the inputs and assumptions used to determine the 32% rate used in your sensitivity analysis.

Response:

PepsiCo supplementally advises the Staff that the 32% rate used in the sensitivity analysis was calculated based upon the highest and lowest trading prices of PepsiCo common stock between the initial announcement of the proposed acquisition of PBG and PAS on April 20, 2009 and November 2, 2009, the date as of which these unaudited pro forma condensed combined financial statements were prepared. The highest share price observed was $62.75 on October 15, 2009 and the lowest share price observed was $47.50 on April 23, 2009. PepsiCo supplementally advises the staff that there were no other inputs used or assumptions made in determining the 32% rate in the sensitivity analysis.

PepsiCo further supplementally advises the Staff that the sensitivity analysis in the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus has been revised to reflect the highest and lowest trading prices of PepsiCo common stock between April 20, 2009 and December 22, 2009. The highest share price observed was $64.48 on December 7, 2009 and the lowest share price observed was $47.50 on April 23, 2009. This resulted in an increase in the sensitivity from 32% to 36%.

Note 11 – Investments in Non-controlled Affiliates, page 137

12.	We note your response to our prior comment 58 and the related revisions to your filing. Your revised disclosure provides a sensitivity analysis showing the relationship between changes in your stock price and the pro forma gains on your previously held equity interests in PepsiAmericas and Pepsi Bottling Group (i.e. non-controlling interests). Please note that any gain or loss should be based on the difference between the carrying value of your previously held equity interests in these entities and their respective fair values on the date the merger agreements are consummated. Please revise to explain how changes in PepsiCo’s stock price would affect the recognition of a gain or loss on your previously held equity interest in PepsiAmericas and Pepsi Bottling Group. Refer to FASB ASC 805-10-25-10.

Response:

In response to the Staff’s comment, PepsiCo acknowledges that the expected gain is the difference between the Company’s carrying value of its equity interests and their respective fair values. PepsiCo has revised the disclosure of the gain on previously held equity interests (“PHEI”) to indicate that it will be based upon the acquisition date fair value of PAS and PBG. At the date the merger and the PBG merger, as applicable, is completed, PepsiCo’s actual stock price will be used, in part, to determine the value of stock, stock options and restricted stock units to be issued as consideration. As a result, changes in PepsiCo’s stock price will affect the total acquisition date fair value of the acquired entities, as well as the related gain or loss on PepsiCo’s PHEI.

13.	In connection with the preceding comment, please provide us with a summary of the factors (e.g. recent stock quotes, etc) used in determining the fair value of your previously held equity interests in PepsiAmericas and Pepsi Bottling Group.

Response:

In response to the Staff’s comment, PepsiCo supplementally provides the Staff the following summary of the factors used to estimate the fair value of the PHEI in PAS and PBG:

To estimate the fair value of its PHEI in PAS and PBG, PepsiCo considered the following factors: (1) the cash and PepsiCo stock-based consideration to be received in exchange for each of the outstanding PAS and PBG shares at the date of the acquisition and (2) a discount for lack of control to be applied to PepsiCo’s PHEI.

PepsiCo believes that the PHEI, if sold to a third party on a stand-alone basis as a single unit of account, would not command a control premium. This is because the synergies that are available to PepsiCo or another market participant can only be extracted via ownership of a controlling interest. A buyer of the PHEI on a stand-alone basis would not obtain control, and thus would not extract similar synergies. Since the control premium is only justified where there is a controlling interest that has the ability to extract synergies, a discount must be applied to the price paid to obtain control to estimate the fair value of the PHEI.

PepsiCo estimated the discount for lack of control based upon an observed control premium, implied by the increase in the average closing stock prices of both PBG and PAS from the 5 days before the initial April 20, 2009 offer to the 5 days following the April 20, 2009 offer. During that period, the PBG and PAS stock prices moved from an average of $24.74 and $19.74 to $30.48 and $24.54, respectively; representing control premiums of 23.2% and 24.3% respectively. To then estimate the fair value of its PHEI in PAS and PBG, PepsiCo utilized these percentages to determine the discount for lack of control to be deducted from the fair value of the PAS and PBG shares to be acquired at the date of acquisition.

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Please contact the undersigned at (212) 450-4083, George R. Bason, Jr. at (212) 450-4340 or Marc O. Williams at (212) 450-6145 should you require further information or have any questions.

Sincerely,

/s/ John H. Butler
John H. Butler